UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

VALLEY ACQUISITION SUB, INC.

(Offeror)

SEATTLE GENETICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Jean Liu

Executive Vice President, Legal Affairs & General Counsel

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,317,071.22	$75,859.98
*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated as the sum of (i) 52,835,532, the number of outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc. (“Cascadian Therapeutics”), multiplied by $10.00 per Share, (ii) 416,673, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series A preferred stock, multiplied by $10.00 per Share, (iii) 888,851, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series B preferred stock, multiplied by $10.00 per Share, (iv) 1,250,022, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series C preferred stock, multiplied by 10.00 per Share, (v) 659,013, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series D preferred stock, multiplied by $10.00 per Share, (vi) 1,818,000, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series E preferred stock, multiplied by $10.00 per Share, (vii) 204,940, the number of Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by 10.00 per Share, (viii) 910,199, the number of Shares issuable pursuant to outstanding unvested Cascadian Therapeutics options to purchase Shares with an exercise price less than $10.00 per Share, multiplied by $4.78 (which is $10.00 minus the weighted average exercise price for such options of $5.22) (ix) 2,419,364, the number of Shares reserved for issuance upon settlement of outstanding Cascadian Therapeutics restricted stock units, multiplied by $10.00 per Share and (x) 4,237, the number of Shares reserved for issuance pursuant to Cascadian Therapeutics’ 2010 Employee Stock Purchase Plan, multiplied by $10.00 per Share. The calculation of the filing fee is based on information provided by Cascadian as of February 5, 2018.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$75,859.98	Filing Party:	Valley Acquisition Sub, Inc. and Seattle Genetics, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	February 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $10.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Purchaser is a wholly-owned subsidiary of Seattle Genetics. This Amendment is being filed on behalf of Seattle Genetics and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Item 1 through 9; Item 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 17—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the third paragraph of the subsection titled “Antitrust Compliance” and inserting the following paragraph at the end of such subsection:

“Pursuant to the HSR Act, Seattle Genetics and Cascadian Therapeutics filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 31, 2018 and February 2, 2018, respectively, for review in connection with the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on February 15, 2018. Accordingly, the Regulatory Condition in Section 15—“Conditions to the Offer” has been satisfied.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 17—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the paragraph of the subsection titled “Litigation” and replacing such deleted paragraph with the following three paragraphs:

“On February 13, 2018, an alleged stockholder of Cascadian Therapeutics filed a purported class action lawsuit (captioned Kim v. Cascadian Therapeutics, Inc. et al., Case No. 1:18-cv-00250-UNA) (the “Kim Matter”) in the United States District Court for the District of Delaware against Cascadian Therapeutics and individual members of the Cascadian Therapeutics Board, alleging violations of Sections 14(d) and 14(e) of the Exchange Act, Rule 14d-9(d) promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Kim Matter alleges that the Schedule 14D-9 omits material information, rendering the Schedule 14D-9 materially deficient. Plaintiff seeks, among other things, orders (i) enjoining the defendants from closing the Offer and consummating the Merger, (ii) directing the defendants to account to the plaintiff and the class for damages sustained, and (iii) awarding plaintiff’s costs, including attorneys’ fees.

On February 14, 2018, an alleged stockholder of Cascadian Therapeutics filed another purported class action lawsuit (captioned Jaso v. Cascadian Therapeutics, Inc. et al., Case No. 2:18-cv-00241) (the “Jaso Matter” and, together with the Kim Matter, the “Actions”) in the United States District Court for the Western District of Washington at Seattle against Cascadian Therapeutics, individual members of the Cascadian Therapeutics Board, Purchaser, and Seattle Genetics, alleging violations of Sections 14(d), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated under Section 14(d) of the Exchange Act. The complaint filed in the Jaso Matter alleges that the Schedule 14D-9 omits material information, rendering the Schedule 14D-9 materially deficient. Plaintiff seeks, among other things, orders (i) enjoining the defendants from closing the Offer and consummating the Merger, or alternatively, rescinding the Transactions and setting them aside or awarding rescissory damages, (ii) directing the individual members of the Cascadian Therapeutics Board to file an amended Schedule 14D-9, and (iii) awarding plaintiff’s costs, including attorneys’ fees.

Seattle Genetics and Purchaser believe that the Actions are without merit, and intend to vigorously defend against all claims asserted; however, their ultimate outcome cannot presently be determined. If additional similar complaints are filed, absent new or different allegations that are material, Seattle Genetics and Purchaser will not necessarily announce such additional filings.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(i)	Press Release of Seattle Genetics, dated February 16, 2018, announcing expiration of the waiting period under the HSR Act.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 8, 2018.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement, published February 8, 2018 in the Wall Street Journal.*

(a)(1)(vii)	Seattle Genetics Press Release dated February 8, 2018.*

(a)(5)(i)	Press Release of Seattle Genetics, dated February 16, 2018, announcing expiration of the waiting period under the HSR Act.

(d)(1)	Agreement and Plan of Merger, dated January 30, 2018, by and among Seattle Genetics, Purchaser and Cascadian Therapeutics (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Seattle Genetics with the Securities and Exchange Commission on January 31, 2018).*

(d)(2)	Confidentiality Agreement, dated July 8, 2016, between Seattle Genetics and Cascadian Therapeutics.*

*	Previously filed.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
	Name:	Clay B Siegall
	Title:	President and Chief Executive Officer

VALLEY ACQUISITION SUB, INC.

By:	/s/ Jean Liu
	Name:	Jean Liu
	Title:	Executive Vice President, General Counsel, and Secretary